[STMicroelectronics letterhead]

           December 5, 2008

Mr. Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:          STMicroelectronics N.V.
Form 20-F for the fiscal year ended December 31, 2007
Filed March 3, 2008
File No. 1-13546

Dear Mr. Vaughn:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated November 20, 2008 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Ferro, the Company’s Executive Vice President and Chief Financial Officer.

Set forth below are the Company’s responses to the Comment Letter.  The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Liquidity and Capital Resources, page 76

1.
We note that as of December 31, 2007 you held $1,014 million of marketable securities composed of senior debt floating rate notes and $369 million of auction rate securities.  In light of current market conditions, please revise future filings to address the following:

•
Discuss the significant inputs in your fair value methodology and provide a sensitivity analysis relating to these inputs.  For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the result of changes to assumptions used in your estimate.  Identify the key drivers of variability in your estimates and discuss how you developed the most significant inputs you used in determining the range.

December 5, 2008

•	If material, discuss how increases and decreases in the aggregate fair value of your marketable securities may affect your liquidity and capital resources.

Response:

The Company respectfully notes the Staff’s comment and will revise its future filings to address the aforementioned items in its Form 20-F.

Contractual Obligations, Commercial Commitments and Contingencies, page 80

2.
We note from your footnote that amounts presented for pension obligations, other non-current liabilities and certain of your long-term debt obligations are not reflected on your December 31, 2007 balance sheet.  Please revise your discussion on page 81 in future filings to provide the reader with greater clarity as to why the amounts are not reflected on the balance sheet.  With respect to the long-term debt obligations, please clarify for us the amounts that are not reflected in the consolidated balance sheet and your basis for not reflecting those amounts in the consolidated balance sheet.  Alternatively, revise this notation in future filings as appropriate.

Response:

The Company respectfully notes the Staff’s comment and acknowledges that the footnotes to the table “Contractual Obligations, Commercial Commitments and Contingencies” could give rise to confusion. In fact, the footnote references in the table were misnumbered by 1, i.e. references to note 1 should have been to note 2, references to note 2 to note 3, etc.  Thus note 2, which indicated “Items not reflected on the Consolidated Balance Sheet at December 31, 2007”  should not have been associated with pension obligations, other non-current liabilities and long-term debt obligations, all of which were indeed reflected in the Company’s December 31, 2007 balance sheet. The confusion was the result of a formatting error in the table, and the Company will revise future filings to correct this error.

Related-Party Transactions, page 120

3.
Please ensure that future filings include all transactions required to be disclosed by Item 7(b) of Form 20-F.  This disclosure should include providing sufficient detail such as the terms of the partnership, licensing and other agreements you have identified in your current disclosure.  Also, please tell us why you have not described the transactions you disclose in Note 28 to your financial statements.

Response:

December 5, 2008

The Company respectfully notes the Staff’s comments and acknowledges the confusion that arises from the different disclosures of related party transactions as contained on page 120 and in Note 28 of the Company’s Form 20-F.

FAS 57 establishes the disclosure requirements for related party transactions in the financial statements, whereas Item 7(b) establishes the disclosure requirements for Form 20-F. Both standards rely on a materiality threshold to determine the related party transactions that must be disclosed. In Note 28, the Company disclosed quantitative details for all related party transactions, thereby providing more disclosure than what is required by FAS 57 and what would have been required by Item 7(b) in the body of the Form 20-F.

In response to the Staff’s comment, the Company will ensure that future filings include all transactions required to be disclosed by Item 7(b) and will undertake to match such disclosure with the disclosure of related party transactions in the financial statements and notes.

Item 16A. Audit Committee Financial Expert, page 152

4.
We note your disclosure about Mr. de Waard being qualified as an audit committee financial expert and your disclosure on page 93 regarding the board’s independence criteria.  Please tell us where you have discussed Mr. de Waard’s independence as requested by Item 16A(a)(2) of Form 20-F or please provide such disclosure in future filings.

Response:

The Company respectfully notes the Staff’s comment. The question of Mr. de Waard’s independence was addressed on page 152 of the Company’s Form 20-F.  In response to the Staff’s comment, the Company proposes to clarify its future filings as follows:

“Our Supervisory Board has concluded that Tom de Waard, a member of our Audit Committee, qualified as an “audit committee financial expert” as defined in Item 16A and is independent as defined in the listing standards applicable to us as a listed issuer as required by Item 16A(2) of Form 20-F.”

Note 2.4 – Financial assets, page F-9
Note 2.5 – Derivative financial instruments and hedging activities, page F-10

5.
We note that you recognize gains and losses from the sale of marketable securities and mark to market gains on your trading derivatives in “Other income and expenses, net,” a component of your operating income.  Please tell us how your current presentation complies with the guidance set forth in Rule 5.03-07 and 09 of Regulation S-X or revise your future filings accordingly.

December 5, 2008

Response:

The Company respectfully notes the Staff’s comment and believes that its disclosure related to the aforementioned items is in compliance with the guidance set forth in Rule 5.03-07 and 09 of Regulation S-X. The Company enters into derivative transactions to hedge currency exposures resulting from its operating activities.  For mark-to-market gains or losses on its trading derivatives that do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), the Company believes that these amounts would be properly included in “Other income and expenses, net,” since the transactions for such instruments would only occur within the Company’s operating activities and, as such, should be included in operating income. However, the Staff has correctly identified an inaccuracy in the disclosure in the accounting policy footnote regarding marketable securities that are classified as available-for-sale, which indicates that gains and losses from the sale of these securities are included in “Other income and expenses, net.”  Although the Company has not had any material gains or losses from the valuation or sale of its marketable securities that were included in operating income, in the future, the Company will ensure that such amounts, if any, are reported outside of operating income and stated separately in the income statement or in a note thereto.  The Company will also revise its disclosure in future filings to ensure that its compliance with the guidance provided in Rule 5.03-07 and 09 of Regulation S-X is clear.

Note 29 – Segment Information, page F-63, comment 6

6.
We note that in December 2006 you reorganized into three main segments.  We note that each of the segments is made up of various product lines, some of which appear to have separate managers responsible for the group.  Please provide us with an analysis of your segment presentation based on the guidance in paragraphs 10-24 of SFAS 131.  Specifically, discuss the information analyzed by the chief operating decision maker in making resource allocation decisions.  In addition, to the extent that any of your reportable segments represents the aggregation of more than one operating segment, discuss how your aggregation of these operating segments meets the criteria of paragraph 17 of SFAS 131.

Response:

The Company respectfully notes the Staff’s request for an analysis of its segment presentation based on the guidance in paragraphs 10-24 of SFAS 131, including a discussion of the information analyzed by the Chief Operating Decision Maker (the “CODM”) in making resource allocation decisions.

December 5, 2008

The Company operates in two business “Areas”: Semiconductor and Subsystems.  The Semiconductor Area, as described in Note 28 and in Item 4 of the Company’s Form 20-F, included, at December 31, 2007, three reportable segments that were made up of seven “Product Groups,” one of which was the Flash Memory Group. The Subsystems Area, as determined by the Company, does not meet the definition of a reportable segment under SFAS 131.

In essence, the Company’s internal organization can be described as follows (in descending order that corresponds to the various subsets of financial information):

•	2 Areas: Semiconductor and Subsystems;
•	3 Family Groups that have been defined as reportable segments;
•	7 Product Groups each managed by a Vice-President;
•	38 Divisions with divisional managers overseeing a combination of business units; and
•	144 Business Units representing a particular product application or a number of closely related products.

The CODM is the Company’s Chief Executive Officer, who makes decisions under the extensive oversight of the Company’s board of directors (“Supervisory Board”).  The Supervisory Board receives discrete financial information based on the Company’s three Family Groups.

The CODM, under the extensive oversight of the Company’s Supervisory Board, allocates resources and assesses the performance of the Company based on financial information received at multiple levels, including from the Semiconductor area, the three Family Groups and the 38 Divisions.  In some cases, the CODM reviews performance at an individual Business Unit level.

The Company’s internal financial reporting is “matrix based,” with Product Groups and Divisions responsible for developing new product applications and reporting their results based on standard margins and market share.  Manufacturing facilities, core research, distribution, and sales and marketing efforts, however, are managed separately as individual cost centers.  While financial information may overlap based on geographic segments (which concern primarily disaggregated revenues), the Company has determined that its Family Groups constitute operating segments under paragraph 15 of SFAS 131.

The Company has also evaluated the multi-level inputs being reviewed by the Company’s CODM and has concluded that its Family Groups represent reportable segments under the guidance offered in paragraphs 13 and 14 of SFAS 131.  In addition, also in accordance with paragraphs 13 and 14 of SFAS 131, the Company has analyzed other factors to conclude that its Family Groups represent reportable segments, such as: i) the nature of the business activities; ii) the existence of segment managers; and iii) information presented to the Company’s Supervisory Board.

December 5, 2008

(i) Similar nature of the business activities

•
Commonalities among the three Family Groups include manufacturing facilities, manufacturing technology and, to a certain extent, the manufacturing process.  Key decisions regarding manufacturing resource allocations, investments, equipment purchases and capacity loading are decided at the Semiconductor Area level according to wafer size or at the Family Group level depending on technology nodes;

•
research and development decisions, which are decided at a Family Group level, are technology-based and applied across the Product Groups using a common pool of support engineers, but are not linked to any individual product line;

•
decisions pertaining to marketing, product positioning and new product launches are made by end-user applications that are more appropriately assessed at a Family Group level and not by individual Product Groups, since similar distribution channels are often used, and customer sales often made, from multiple Product Groups.

•
the lowest level of “firm” discrete financial information is at the Family Group level.  Financial results below such level are less reliable for assessing performance beyond product revenue and standard margin calculations.  The CODM and Supervisory Board rely on Family Group financial information to manage the Company. Financial data below that level have certain inconsistencies and distorted comparables due to the incorporation of discretionary internal costs and investment allocations that are very material to the results at such lower levels.

(ii) Existence of segment managers

•
Vice-Presidents have been appointed for the Product Groups and the Divisions. As explained above, the CODM utilizes a variety of inputs when allocating resources and assessing performance, which involves all levels of his management hierarchy and can vary between the Family Group level and the Divisions, or even the Business Unit level, depending on the nature of detail required.  However, key decisions on capital expenditures, capacity loadings or R&D and marketing spend are made at the Semiconductor Area level or at the Family Group level.

(iii) Information provided to the Supervisory Board

December 5, 2008

•	the discrete financial information received by the Supervisory Board, whose oversight and approval is an important factor in the Company’s functions, is based on the three Family Groups.

As described by the analysis above, the Company notes that none of its reportable segments represent the aggregation of more than one operating segment.

The Company also informs the Staff that, as stated on pages 14-15 of its 3Q 2008 results filed November 12, 2008 on Form 6-K, its reportable segments have been reorganized in light of the following activities: (i) the contribution of the Flash Memory Group (“FMG”) to a new venture that is currently held by the Company as an equity investment and (ii) the creation of a new segment, Wireless Products Sector (“WPS”), to report wireless operations following the acquisition and creation of the ST-NXP venture.  The Company will restate the corresponding information for prior periods, as practically permissible, in accordance with paragraph 34 of SFAS 131.

Note 29 – Segment Information, page F-63, comment 7

7.
We note that each of your reportable segments includes one or more different product groups.  For example, your Application Specific Product Group segment includes your Automotive Product Group, Computer Peripherals Group, Mobile, Multimedia and Communications Group and Home, Entertainment and Display Group.  Please revise future filings to disclose the revenues for each group of similar services and products.  Refer to paragraph 37 of SFAS 131.

Response:

The Company respectfully notes the Staff’s comment.  The Company will revise future filings to disclose the revenue figures for each Product Group of similar services and products as required by paragraph 37 of SFAS 131.

Note 29 – Segment Information, page F-63, comment 8

8.
We note your disclosure of long-lived assets by geographical area, which appears to include goodwill and intangible assets.  Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that goodwill and intangible assets should not be included in this disclosure.  Please revise future filings as appropriate.

Response:

December 5, 2008

The Company respectfully notes the Staff’s comment and confirms that, in compliance with Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131, it will undertake to revise future filings to ensure that goodwill and intangible assets are not included in its disclosure of long-lived assets by geographical area.

*           *          *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours,

/s/ Carlo Ferro Carlo Ferro Executive Vice President and Chief Financial Officer, STMicroelectronics N.V.

cc:	Martin James Senior Assistant Chief Accountant, Securities and Exchange Commission Robert Treuhold Shearman & Sterling LLP Travis Randolph PricewaterhouseCoopers SA